Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

IMPORTANT NOTICE
By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”).  Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov.  In addition, the effective registration statement will be made available for free to shareholders in the United States.

Vélizy-Villacoublay and London, July 15, 2020

: The name of the new group resulting from the merger of FCA and Groupe PSA

In a major step as they move towards the completion of their 50:50 merger as defined in the Combination Agreement announced on 18 December 2019, Peugeot S.A. ("Groupe PSA") and Fiat Chrysler Automobiles N.V. ("FCA") (NYSE: FCAU / MTA: FCA) today announce that the corporate name of the new group will be .
is rooted in the Latin verb “stello” meaning “to brighten with stars”. It draws inspiration from this new and ambitious alignment of storied automotive brands and strong company cultures that in coming together are creating one of the new leaders in the next era of mobility while at the same time preserving all the exceptional value and the values of its constituent parts. will combine the scale of a truly global business with an exceptional breadth and depth of talent, knowhow and resource capable of providing the sustainable mobility solutions for the coming decades. The name’s Latin origins pay tribute to the rich history of its founding companies while the evocation of astronomy captures the true spirit of optimism, energy and renewal driving this industry-changing merger.

The process of identifying the new name began soon after the Combination Agreement was announced and the senior management of both companies have been closely involved throughout, supported by Publicis Group.
The name will be used exclusively at the Group level, as a Corporate brand. The next step in the process will be the unveiling of a logo that with the name will become the corporate brand identity. The names and the logos of the Group’s constituent brands will remain unchanged.

As previously stated, completion of the merger project is expected to occur in the first quarter of 2021, subject to customary closing conditions, including approval by both companies’ shareholders at their respective Extraordinary General Meetings and the satisfaction of antitrust and other regulatory requirements.

For further information:

FCA	Groupe PSA
Andrea Pallard : +39 335 8737298 andrea.pallard@fcagroup.com Shawn Morgan : +1 248 760 2621 shawn.morgan@fcagroup.com	Pierre Olivier Salmon: +33 6 76 86 45 48 pierreolivier.salmon@mpsa.com Karine Douet: +33 6 61 64 03 83 karine.douet@mpsa.com

About FCA
Fiat Chrysler Automobiles (FCA) is a global automaker that designs, engineers, manufactures and sells vehicles in a portfolio of exciting brands, including Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep®, Lancia, Ram and Maserati. It also sells parts and services under the Mopar name and operates in the components and production systems sectors under the Comau and Teksid brands. FCA employs nearly 200,000 people around the globe. For more information regarding FCA, please visit www.fcagroup.com

About Groupe PSA
Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars, Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia.
Media library: medialibrary.groupe-psa.com  /   @GroupePSA_EN

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the SEC, the AFM and CONSOB and PSA’s filings with the AMF.